Form 51-102F3
Material Change Report

Item 1                                Name and Address of Company

MAG SILVER CORP.  (the “Issuer”)
328 – 550 Burrard Street
Vancouver BC, V6C 2B5
Telephone:  (604) 630-1399  Facsimile:  (604) 484-4710

Item 2                                Date of Material Change

June 18, 2008

Item 3                                News Release

The Issuer issued a news release at Vancouver, British Columbia on 18 June 2008 through Marketwire.

Item 4                                Summary of Material Change

Vancouver, B.C…MAG Silver Corp. (MAG: TSX; MVG: AMEX) (“MAG” or “the Company”) announces a resource estimate from the Juanicipio Joint Venture located in Zacatecas State, Mexico. The operator of the Joint Venture, Fresnillo plc (“Fresnillo”), has informed and provided MAG with a resource estimate for the Valdecañas Vein as presented below.  MAG and Fresnillo operate the project at Juanicipio through their joint venture company, Minera Juanicipio S.A. DE C.V. (“M. Juanicipio”). MAG holds a 44% interest in the Juanicipio Joint Venture. The total inferred resource estimate is 237.8 million ounces of silver of which MAG’s 44% interest equates to 104.5 million ounces and Fresnillo’s 56% interest equates to 133.2 million ounces.  In addition to the silver, the resource estimate also contains inferred resources of 480,000 ounces of gold and almost 1 billion pounds of combined lead and zinc (457,700 tonnes).

Item 5.1                      Full Description of Material Change

Please see the Issuer’s news release dated 18 June 2008 (NR#08-12) for a full description of the material change.

Item 5.2                      Disclosure for Restructuring Transactions

Not applicable.

Item 6                                Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                                Omitted Information

Not applicable.

Item 8                                Executive Officer

For further information, contact Dan MacInnis, President and CEO of the Issuer, at (604) 630-1399.

Item 9                                Date of Report

Dated 18 June 2008